Exhibit 99.43

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

December 11, 2020

Item 3:	News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was disseminated through the news dissemination services of CNW Group on December 11, 2020, and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced it has entered into a purchase and sale agreement (the “Agreement”) with Exploits Discovery Corp. (“Exploits”) providing for the sale by the Company to Exploits of a 100% interest in two mineral claims (the “Mineral Claims”) (the “Transaction”). As consideration for the purchase of the Mineral Claims, Exploits will issue to the Company 6,562,799 common shares in the capital of Exploits (the “Consideration Shares”) and the Company will also retain a 2% net smelter returns royalty on production from the Mineral Claims. Pursuant to the terms of the Agreement, the Company has agreed not to transfer or dispose of the Consideration Shares for a period of one year following the closing date of the Transaction, other than in the event of a change of control of Exploits. Upon completion of the Transaction, the Company will own approximately 9.9% of the issued and outstanding Exploits Shares. The Transaction is subject to certain closing conditions, including the approval of the TSX Venture Exchange and the Canadian Securities Exchange. It is anticipated that the closing of the Transaction will occur on or about December 15, 2020. In addition, the Company announced it has completed approximately 11,900 m of core drilling at Queensway North, including 36 holes at the Keats Zone target.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

December 11, 2020

Schedule “A”

New Found Gold Corp.
Suite 1430, 800 West Pender Street
Vancouver, BC, V6C 2V6

New Found Announces Sale of Mineral Claims

to Exploits Discovery Corp. and Provides

Queensway North Drilling Update

Vancouver, BC, December 11, 2020: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce that it has entered into a purchase and sale agreement (the “Agreement”) with Exploits Discovery Corp. (“Exploits”) (CSE:NFLD) providing for the sale by New Found to Exploits of a 100% interest in two mineral claims (the “Mineral Claims”) representing approximately 12.0 km² of land (the “Transaction”). The primary claim is Jonathan’s Pond (11.25 km2, shown in Figure 1 below), and the second is a 75 Ha claim on Glover Island 210 km to the west of the Queensway project. As consideration for the purchase of the Mineral Claims, Exploits will issue to New Found 6,562,799 common shares in the capital of Exploits (the “Consideration Shares”) and New Found will also retain a 2% net smelter returns royalty on production from the Mineral Claims.

Figure 1. Jonathan’s Pond claim

New Found Gold Corp.
Suite 1430, 800 West Pender Street
Vancouver, BC, V6C 2V6

Pursuant to the terms of the Agreement, New Found has agreed not to transfer or dispose of the Consideration Shares for a period of one year following the closing date of the Transaction, other than in the event of a change of control of Exploits. Upon completion of the Transaction, New Found will own approximately 9.9% of the issued and outstanding Exploits Shares.

The Transaction is subject to certain closing conditions, including the approval of the TSX Venture Exchange in the case of New Found and the Canadian Securities Exchange in the case of Exploits. It is anticipated that the closing of the Transaction will occur on or about December 15, 2020.

Stated Collin Kettell, Executive Chairman of New Found, “We are pleased to partner with Exploits on the Jonathan’s Pond project. Consolidating the Johnathan’s Pond area into a contiguous claim package will facilitate efficient exploration in this area. While New Found is primarily focused on high-grade gold targets along the Appleton and JPB fault structures to the west of this project and in a different geological setting, Jonathan’s Pond does exhibit high-grade gold at surface. In exchange for these claims New Found is receiving share consideration of approximately $4.8 million (based on Exploit’s closing share price on December 10), and our resulting approximately 9.9% ownership of Exploits will provide exposure for New Found to the large land package that Exploits has acquired in Central Newfoundland.”

Queensway North Drilling Update

To date New Found has completed approximately 11,900 m of core drilling at Queensway North, including 36 holes at the Keats Zone target. The Company has now moved into its new 7,000 ft2 core-logging facility which has capacity for a significant expansion of the drill program should a decision be made to do so.

As previously noted, selected assay intervals are forwarded to the assay lab on a rush basis and a whole sample metallic screen assay method is specified by New Found when samples contain notable mineralization, visible gold, or at the lab when any samples return initial fire assay values greater than 1.0 g/t Au. The lab has the capacity to process a total of approximately 60 metallic screens per day. New Found has several thousand samples now awaiting or undergoing metallic screening resulting in significant backlog and time delay including for the drill intervals submitted on a rush basis. The Company anticipates receiving and reporting additional results from step out holes around NFGC-19-01 in the coming two weeks, as well as from the Little-Powerline and Lotto Zones. Initial intervals from other holes including those drilled on grid line 4850N (50 m north of NFGC-19-01) that were submitted on a rush basis are anticipated in early January 2021.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The Queensway Project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$65.5 million the Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

New Found Gold Corp.
Suite 1430, 800 West Pender Street
Vancouver, BC, V6C 2V6

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation with respect to the Transaction and the Company, including the proposed closing date of the Transaction. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining the required approvals for the Transaction, satisfying the other conditions to the Transaction, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.